PRICING SUPPLEMENT NO. 7                                          Rule 424(b)(3)
DATED:  February 24, 2005                                    File No. 333-121744
(To Prospectus dated February 2, 2005,
and Prospectus Supplement dated February 2, 2005)

                                 $12,410,781,162
                         THE BEAR STEARNS COMPANIES INC.
                           Medium-Term Notes, Series B

Principal Amount: $3,250,000    Floating Rate Notes [x]   Book Entry Notes [x]

Original Issue Date: 3/8/2005   Fixed Rate Notes [  ]     Certificated Notes [ ]

Maturity Date:  3/8/2015        CUSIP#: 073928K51


Option to Extend Maturity:      No    [x]
                                Yes   [ ]  Final Maturity Date:


Minimum Denominations:  $100,000, increased in multiples of $10,000

                                              Optional            Optional
                         Redemption           Repayment           Repayment
   Redeemable On          Price(s)             Date(s)            Price(s)
   -------------         ----------           ---------           ---------

         *                    *                  N/A                 N/A

Applicable Only to Fixed Rate Notes:
------------------------------------

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
---------------------------------------

Interest Rate Basis:                    Maximum Interest Rate:  N/A

[ ]  Commercial Paper Rate              Minimum Interest Rate:  N/A

[ ]  Federal Funds Effective Rate

[ ]  Federal Funds Open Rate            Interest Reset Date(s):  **

[ ]  Treasury Rate                      Interest Reset Period:  Quarterly

[ ]  LIBOR Reuters                      Interest Payment Date(s):  ***

[ ]  LIBOR Telerate

[ ]  Prime Rate

[x]  CMT Rate +

Interest Rate: Cliquet Inverse          Interest Payment Period:  Quarterly
               Floating Rate+
               See Annex A

Index Maturity:  Ten Years              Interest Determination Date(s): 2nd
                                        Business Day prior to but not
                                        including the first day of the next
                                        Interest Payment Period

Spread (plus or minus):  N/A            Day Count Basis:  360-day year of twelve
                                                          30-day months

* Commencing June 8, 2005 and on each Interest Payment Date thereafter until Maturity, the Notes may be called in whole at par at the option of the Company on five Business Days' notice. For purposes of this provision, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

** Commencing June 8, 2005 and on the 8th of each September, December, March and June prior to Maturity.

*** Commencing June 8, 2005 and on the 8th of each September, December, March and June thereafter, including the maturity date.


                  CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain US federal income tax consequences of the purchase, beneficial ownership and disposition of the Cliquet Inverse Floating Rate Notes (the "Notes"). This discussion supplements the section captioned "Certain US Federal Income Tax Considerations" in the prospectus supplement dated February 2, 2005. This summary deals only with a beneficial owner of a note that is:

   o an individual who is a citizen or resident of the United States for US federal income tax purposes;

   o a corporation (or other entity that is treated as a corporation for US federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

   o an estate whose income is subject to US federal income taxation regardless of its source; or

   o a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions (each, a "US Holder").

      If a partnership (or other entity that is treated as a partnership for US federal tax purposes) is a beneficial owner of Notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of Notes that is a partnership, and partners in such a partnership, should consult their tax advisors about the US federal income tax consequences of holding and disposing of the Notes.

      An individual may, subject to certain exceptions, be deemed to be a resident of the United States for US federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

      This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued there under, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only US Holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as S corporations, banks, thrifts, other financial institutions, insurance companies, mutual funds, small business investment companies, tax-exempt organizations, retirement plans, real estate investment trusts, regulated investment companies, securities dealers or brokers, traders in securities electing mark to market treatment, investors whose functional currency is not the US dollar, persons subject to the alternative minimum tax, or former citizens or residents of the United States), and this summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

      PROSPECTIVE HOLDERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Federal Income Tax Treatment of US Holders

      Accruals of Original Issue Discount on the Notes

      There are no statutory provisions, regulations, rulings or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore the federal income tax treatment of the Notes is subject to some uncertainty. We intend to treat the Notes as "contingent payment debt instruments" ("CPDIs") subject to taxation under the "noncontingent bond method" for US federal income tax purposes. Under the noncontingent bond method, US Holders of the Notes will accrue OID over the term of the Notes based on the Notes' "comparable yield." As a result, US Holders that employ the cash method of tax accounting will be required to include OID with respect to their Notes in gross income each year. In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer's reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

      We will not determine the actual comparable yield of the Notes until they are issued. US Holders can obtain the comparable yield for the Notes by contacting us at:

          The Bear Stearns Companies Inc.
          John F. Stacconi:  (212) 272-2123

      Accordingly, US Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the "adjusted issue price" of the Notes at the beginning of each such annual accrual period and the comparable yield. The "adjusted issue price" of the Notes at the beginning of an accrual period will equal the issue price of the Notes plus the amount of OID previously includible in the gross income of the US Holder (determined without regard to any adjustments described below), less the amount of any noncontingent payment and the projected amount of any payments previously made with respect to the Notes, as reflected in the "projected payment schedule" (described below), without regard to the actual payments. The amount of OID includible in income of each US Holder for each taxable year will equal the sum of the "daily portions" of the total OID on the Notes allocable to each day during the taxable year in which a US Holder held the Notes, regardless of the US Holder's method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

      Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that produces the comparable yield. US Holders can obtain the projected payment schedule for the Notes by contacting us at:

          The Bear Stearns Companies Inc.
          John F. Stacconi:  (212) 272-2123

      Under the noncontingent bond method, the projected payment schedule will not be revised to account for changes in circumstances that occur until December 6, 2007, as discussed below. The comparable yield and the projected payment amount for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the Notes and do not represent expectations by any such person regarding an Note's yield or the index price return amount.

      A US Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the US Holder determines its own projected payment schedule and comparable yield, explicitly discloses such schedule to the Internal Revenue Service (the "IRS"), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and the comparable yield for the Notes are reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other projected payment schedule or comparable yield should be used for the Notes.

      Adjustments for Differences Between the Projected Interest Payments and Actual Interest Payments for the Taxable Year

      Treatment of Actual Interest Payments Received Prior to December 6, 2007. If the actual interest payments received on the Notes by a US Holder prior to December 6, 2007 exceed the amounts reflected on the projected payment schedule for such year (a "net positive adjustment"), the US Holder will be required to include such excess in income as ordinary OID income for the US Holder's taxable year. Alternatively, if the actual interest payments received on the Notes by a US Holder prior to December 6, 2007 are less than the amounts reflected on the projected payment schedule for such year (a "net negative adjustment"), the shortfall will (i) be applied first to reduce any OID otherwise includible in income by the US Holder with respect to the Note for such year, and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous OID inclusions under the Note, over (B) the total amount of the US Holder's net negative adjustment treated as ordinary loss on the Note in prior taxable years. Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the Notes. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

      Treatment of Actual Interest Payments Made After December 6, 2007. On December 6, 2007, the amount of all remaining interest payments on the Notes will become fixed. Under the noncontingent bond method, on this date the accrual period for the Notes will end, and US Holders will be required to determine the present value of each remaining interest payment that has become fixed and the present value of the corresponding projected payment, in each case using a discount rate equal to the comparable yield. If the present value of the interest payment exceeds the present value of the corresponding projected payment, the difference will be treated as a net positive adjustment. If the present value of a projected payment, exceeds the present value of the corresponding interest payment, the difference will be treated as a net negative adjustment. US Holders will be required to take each net positive or negative adjustment on the Notes into account in a reasonable manner over the period to which the adjustment relates. Also on December 6, 2007, the projected payment schedule will be adjusted to reflect the fixed amount of each remaining interest payment.

      Sale, Exchange, Retirement, or Other Disposition of the Notes

      When a US Holder sells, exchanges or otherwise disposes of an Note, the US Holder's gain (or loss) on the disposition will equal the difference between the amount received by the US Holder for the Note and the US Holder's adjusted tax basis in the Note. A US Holder's adjusted tax basis in an Note will be equal to the US Holder's original purchase price for the Note, plus any OID accrued by the US Holder (determined without regard to the adjustments described above), plus, for any period beginning after December 6, 2007, any accrued positive adjustment as determined under "-- Treatment of Actual Interest Payments Made After December 6, 2007," less the amount of any noncontingent payments received and the projected amount of any payments previously made with respect to the Notes, as reflected in the projected payment schedule, and less, for any period after December 6, 2007, any accrued negative adjustment, as determined under "-- Treatment of Actual Interest Payments Made After December 6, 2007." Any gain realized by a US Holder on a disposition will be treated as ordinary interest income. Any loss realized by a US Holder on a disposition will be treated as ordinary loss to the extent of the US Holder's OID inclusions with respect to the Note (taking into account the adjustments described above). Any loss realized in excess of such amount generally will be treated as a capital loss. Any capital loss recognized by a US Holder will be a long-term capital loss if such US Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding

      Information reporting will apply to certain payments on a note (including interest and OID) and proceeds of the sale of a note held by a US Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a US Holder if (a) the US Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, (b) we have been notified by the IRS of an underreporting by the US Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) we have been notified by the IRS that the tax identification number provided to the IRS on an information return does not match IRS records or that the number was not on the information return.

      Backup withholding is not an additional tax and may be refunded (or credited against your US federal income tax liability, if any).

      THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

The distribution of Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, we have agreed to sell to Bear, Stearns & Co. Inc. ("Bear Stearns"), as principal, and Bear Stearns has agreed to purchase from us, $3,250,000 aggregate principal amount of Notes. An aggregate of $3,250,000 of the Notes will be initially offered to the public at 100% of their principal amount. We will offer the Notes to Bear Stearns at 100% of the price at which the Notes are offered to the public. Bear Stearns intends to allow a discount to other agents not in excess of 1.95% of the public offering price.

                                   Annex A
                                   -------

                        Cliquet Inverse Floating Rate

+ The Interest Rate for each Interest Payment Period shall be determined by the Calculation Agent in accordance with the following:

---------------------------------------------------------------------------------------
             Interest Payment Period                         Quarterly Coupon
---------------------------------------------------------------------------------------
For the Interest Payment Period from and             8.50% (Initial Interest Rate)
including March 8, 2005 to but excluding June 8,
2005
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including June 8, 2005 to but excluding              Previous Quarterly Coupon - 4.25%
September 8, 2005                                           + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including September 8, 2005 to but excluding         Previous Quarterly Coupon - 4.50%
December 8, 2005                                            + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including December 8, 2005 to but excluding          Previous Quarterly Coupon - 4.75%
March 8, 2006                                               + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including March 8, 2006 to but excluding June 8,     Previous Quarterly Coupon - 5.00%
2006                                                        + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including June 8, 2006 to but excluding              Previous Quarterly Coupon - 5.25%
September 8, 2006                                           + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including September 8, 2006 to but excluding         Previous Quarterly Coupon - 5.25%
December 8, 2006                                            + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including December 8, 2006 to but excluding          Previous Quarterly Coupon - 5.25%
March 8, 2007                                               + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including March 8, 2007 to but excluding June 8,     Previous Quarterly Coupon - 5.25%
2007                                                        + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including June 8, 2007 to but excluding              Previous Quarterly Coupon - 5.25%
September 8, 2007                                           + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including September 8, 2007 to but excluding         Previous Quarterly Coupon - 5.25%
December 8, 2007                                            + 10 Year CMT Rate
---------------------------------------------------------------------------------------
For the Interest Payment Period from and
including December 8, 2007 to but excluding          Previous Quarterly Coupon - 5.25%
March 8, 2008                                               + 10 Year CMT Rate
                                                              ("Fixed Coupon")
---------------------------------------------------------------------------------------
For each Interest Payment Period from and
including March 8, 2008 to but excluding March                  Fixed Coupon
8, 2015
---------------------------------------------------------------------------------------

      Previous Quarterly Coupon means the Interest Rate for the preceding Interest Payment Period.

     With respect to any Interest Payment Period, 10 year CMT Rate shall be the CMT rate with a Designated CMT Index Maturity of 10 years as quoted on CMT Telerate page 7051 at 11:00 a.m. on the second Business Day prior to but not including the first day of such Interest Payment Period. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding day that is a Business Day. For purposes of determining an Interest Reset Date, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.